September 17, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4831

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: John Cash, Accounting Branch Chief

Re: Veolia Environment
Form 20-F for the Fiscal Year ended December 31, 2009
Filed April 19, 2010
File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated August 10, 2010 containing comments on our response letter filed on EDGAR on July 27, 2010 regarding the above-referenced filing.  Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in your August 10 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Our Services, page 18

1.	We note your response to comment one issued in our letter dated July 12, 2010.
Please confirm that you will provide the requested information for the each of the last three financial years as required by Item 4.B.2. of Form 20-F.

Response:	The Company notes the staff’s comment and confirms that it will continue to provide the requested disclosure for three financial years as required by Item 4.B.2. of Form 20-F.

Veolia Environnement Siège social : 38, avenue Kléber • 75799 PARIS Cedex 16 • France tél. : +33 (0)1 71 75 00 00 • fax : +33 (0)1 71 75 10 45 www.veolia.com	Société Anonyme à Conseil d’Administration au capital de 2 486 811 960 euros 403 210 032 RCS PARIS

Item 5 – Operating and Financial review and Prospectus, page 70

Overview, page 70
Presentation of Information in this Section, page 73
Non-GAAP Measures, page 74

2.
We note your response to comment 2 in our letter dated July 12, 2010.  While we understand your position that adjusted operating cash flows is the best translation of the French title used by management, the fact remains that the English title is similar to the title of a cash flow statement category, operating cash flows.  As the cash flow statement is typically considered a measure of liquidity, we continue to raise our concern that the title, adjusted operating cash flows, may confuse investors as to the purpose of the measure.  Further, we note your statement that there is no direct English translation of the French title.  As such, we continue to request that you revise the title of this measure to remove “cash flow” in future filings.  Please also ensure that your description of this measure does not imply that the measure provides information regarding your cash flows.

Response:
The Company understands the staff’s concerns, but respectfully submits that the term “adjusted operating cash flow” is not confusing for investors.  The staff correctly points out that the Company is using a cash-flow indicator to measure performance.  However, the Company believes that this does not render the title of the indicator confusing.

Nothing prohibits a company from using cash flow indicators to measure operating performance.  Had the Company chosen to use operating cash flow before changes in working capital and income taxes paid (an specific caption that is in the cash flow statement) as a performance indicator, this clearly would have been permitted.

The fact that the Company has chosen to use an adjusted cash flow indicator, rather than the indicator in the cash flow statement, does not render the indicator inappropriate for use as a performance measure.  In order to avoid confusing investors, it is sufficient to explain why the Company measures performance with a cash flow-related indicator.  See Compliance and Disclosure Interpretations: Non-GAAP financial measures, Questions 102.01 and 102.02 (“funds from operations” may be used as a performance measure in the REIT context, and adjusted “funds from operations” may be used as either a performance measure or a liquidity measure).

By using the term “adjusted” operating cash flow, the Company makes clear to investors that this indicator is not identical to an IFRS indicator in the financial statements.  This is similar to the use of terms such as “adjusted operating income” or “adjusted net income,” which are regularly used by the Company and numerous other registrants in Commission filings.

The Company suspects that the staff’s lack of comfort with this indicator results from the fact that it is reconciled to Operating Income, even though it is a cash flow-related indicator.  This is appropriate given that it is used as a performance measure.  In the Company’s view, this presentation is in compliance with the relevant requirements of Item 10(e) of Regulation S-K.  The Company notes that it also includes a narrative explanation of the difference between adjusted operating cash flow and operating cash flow before changes in working capital and income tax paid (see pages 107 and 108 of the 2009 Form 20-F).

The Company will in its future filings provide additional explanatory disclosure as to why it uses this cash flow-related indicator to measure performance.  The Company proposes to modify the definition of “Adjusted operating cash flow” on page 74 of the 2009 Form 20-F to read as follows (marked to show changes from the version in the 2009 Form 20-F; dates will be changed as appropriate):

“Adjusted operating cash flow” (known in French as capacité d’autofinancement opérationnelle) is an indicator that we use as a performance measure~~, which reflects the extent to which our operations produce cash. We believe this indicator is important for measuring our operating performance, because it eliminates non-cash charges such as depreciation, amortization and asset impairment, which can vary between similar operations based on the type of contractual relationship that we have with our customers.~~. Adjusted operating cash flow is equal to operating income, adjusted to add or subtract (as applicable) depreciation, amortization and operational provisions expenses, impairment charges, ~~replacement costs for concession assets (which are treated as investments in our consolidated cash flow statement),~~ net gains on divestitures and other non-cash items (primarily IFRS 2 share-based compensation charges and fair value adjustments in respect of derivatives).1

We use adjusted operating cash flow to measure the performance of our business, which is conducted primarily under long-term contracts with our customers.  Adjusted operating cash flow excludes a number of non-cash charges, such as depreciation, amortization and asset impairment, which can vary significantly depending on the legal characteristics of a contract or the nature of the customer.

Adjusted operating cash flow is only one of the indicators we use to measure our performance.  We also use operating income and adjusted operating income, both of which take into account a number of non-cash charges.  These charges are important, as we would not be able to realize cash flows from our contracts without incurring the expenditures that generate the non-cash charges.  For example, depreciation charges for assets used in connection with our long-term contracts represent part of the cost of generating revenue and cash flow from those contracts.

In addition to measuring performance, we use adjusted operating cash flow as a tool to manage our business, for purposes of ~~evaluating our performance and for~~ allocating resources internally, and as one of the elements that we use to determine variable compensation of our senior executives.

Adjusted operating cash flow is reconciled to operating income for the years ended December 31, 2007, 2008, and 2009 under “—Results of Operations – Year ended December 31, 2009 compared to Year ended December 31, 2008” and “—Results of Operations – Year ended December 31, 2008 compared to Year ended December 31, 2007.”

3.
We note your response to comment 4 in our letter dated July 12, 2010.  It remains unclear how you determined that the general characterization of your adjustments to arrive at adjusted operating cash flow and adjusted net income attributable to equity holders of the parent as non-recurring is appropriate.  Please refer to page 74 of your 2009 Form 20-F.  Based on your reconciliations on pages 87, 93, 100 and 106, the majority of the adjustments to arrive at the two non-GAAP measures appear to be made for each period presented.  Operational provisions adjustments, depreciation and amortization charges adjustments, replacement costs adjustments, net gains on divestments adjustments are made for each period presented.  Further, based on your disclosure on page 101, badwill adjustments occurred for fiscal years 2007 and 2008. As previously requested, please revise your disclosures in future filings to remove general references to the adjustments made to these non-GAAP measures as being non-recurring in nature.  Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the SEC Compliance and Disclosure Interpretations:  Non-GAAP Financial Measures for guidance.

_______________________________________
1           The Company will no longer need to exclude replacement costs due to a change in presentation effective January 1, 2010, which is described on Page 75 of the 2009 Form 20-F.

Response:
The tables cited by the staff on pages 87 and 100 relate to adjusted operating cash flow.  The Company has not indicated that the adjustments to operating income used to derive adjusted operating cash flow are “non-recurring” (see p. 74).  The Company has only used the term “non-recurring” with respect to adjusted operating income and adjusted net income attributable to equity holders of the parent (see p. 74).  The badwill adjustment to which the staff refers is unusual in that it resulted from a single transaction, although the adjustment occurred in two separate fiscal years.  In any event, in future filings, the Company will not make general references to items as “non-recurring” if such references would be inconsistent with Item 10(e)(1)(ii)(B) of Regulation S-K.

4.
We note your response to comment 5 in our letter dated July 12, 2010.  Please confirm to us that you will revise your disclosures in future filings to also provide investors with the explanation you provided to us for the adjustment related to non-controlling interest share of a gain recognized from the sale of Clemessy and Crystal.

Response:	The Company notes the staff’s comment and will include a footnote to this effect in future filings under the reconciling table for adjusted net income attributable to equity holders of the parent.

Critical accounting policies, page 75

5.
We note your response to comment 6 in our letter dated July 12, 2010, which appears to indicate that expected taxable income is the primary supporting evidence for the realizability of deferred tax assets related to France and the US, which represent the largest portion of your deferred tax assets as of December 31, 2009.  As such, we continue to believe that additional disclosures regarding your reliance on expected taxable income for these two jurisdictions should be provided to allow investors to understand the reasonableness of management’s judgments and estimates.  To the extent practicable, this disclosure should include quantification of estimates used by management to assess the realization of its deferred tax assets.  Please refer to Section 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

Response:
The Company notes the staff’s comments and proposes including the following statements in future filings for the countries where the remaining deferred tax assets are significant at Group level (currently, France and US):

•
Although realization of deferred tax assets is not assured, Veolia Environnement believes that realization of the recognized net deferred tax assets of € [●] million is more likely than not based on expectations as to future taxable income in the jurisdictions in which the deferred tax assets arise.

•	In these countries, the Group would need to generate in aggregate approximately € [●] million of taxable income during the respective carryforward periods to fully realize its deferred tax assets.

Item 8. Financial information. Consolidated Statements and Other Financial Information, page 170

Litigation, page 170

6.
We note your response to comment 7 in our letter dated July 12, 2010.  Specifically, we note your statement, “…the Company will include a statement as to whether the dispute is likely to have a material impact on the Group’s results of operations and cash flow, as well as its financial position.”  For purposes of evaluating the need to recognize a provision or provide additional disclosures, IAS 37 uses the terminology, probable outflow and remote, rather than likely.  As such, please ensure the disclosures you provide in the future filings include terminology contemplated by IAS 37.

Response:
The Company’s statement in this section, which is not in the financial statements, is based on general notions of materiality, determined by reference to, among other things, SAB 99 and the Supreme Court precedent cited therein.  The Company believes that a reference to “likelihood” is more easily understood by an investor than the technical terms used in IAS 37 and believes that such disclosure is consistent with the practices of many other companies.  The Company notes that it regularly makes decisions regarding the need to recognize provisions based on IAS 37 in respect of minor litigation, while at the same time concluding that no disclosure is required in Item 8 due to lack of materiality.

Consolidated Cash Flow Statement, page F-6

7.
We note your responses to comment 10 and 28 in our letter dated July 12, 2010.  As previously requested, please provide the components of working capital for each period presented and not just the most current fiscal year either on the face of the consolidated cash flow statement or within your footnote disclosure.  Please refer to paragraphs 38-40 of IAS 1 and paragraphs 18-20 of IAS 7 for guidance.

Response:	The Company notes the staff comments and will provide the requested information in future filings.

Note 1 Accounting principles and methods, page F-11

1.15.3	Financial Instruments, page F-18

1.15.3	Cash and cash equivalents, page F-20

8.
We note your response to comment 17 in our letter dated July 12, 2010.  As previously requested, please provide us with the time to maturity from the date of acquisition for the UCITS investments you hold for each period presented.  If the time to maturity varies, please provide us with the various dates and the corresponding value of the UCITS investments.  To the extent that the time to maturity from the date of acquisition for the UCITS investments exceeds the three months suggested in paragraph 7 of IAS 7, please tell how to determine it is appropriate to classify the corresponding investments as cash equivalents based on the specific guidance in IAS 7.

Response:
According to the Council Directive 2009/65/EC of the European Commission, dated July 13, 2009, on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investments in transferable securities (UCITS), chapter 1 article 1, paragraph 2:

“UCITS means an undertaking:

•
with the sole object of collective investment in transferable securities or in other liquid financial assets referred to in Article 50(1) of capital raised from the public and which operates on the principle of risk-spreading; and

•
with units which are, at the request of holders, repurchased or redeemed, directly or indirectly, out of those undertakings’ assets. Action taken by a UCITS to ensure that the stock exchange value of its units does not significantly vary from their net asset value shall be regarded as equivalent to such repurchase or redemption.”

To qualify as a cash equivalent under paragraph 6 of IAS 7, an investment must meet the following four criteria:

•	it must be a short term investment;
•	it must be highly liquid;
•	it must be readily convertible into known amounts of cash;
•	it must be subject to an insignificant risk of changes in value.

Given that Veolia Environnement’s UCITS investments can be redeemed every day (daily redemption is guaranteed), we concluded that the first three criteria are met.

Regarding the insignificant risk of changes in value, the AMF requires all “OPCVM Monétaire Euro” instruments to have interest rate sensitivity between 0 and 0.5, no equity exposure, and a yield that would be close to a money market rate benchmark.  All Veolia Environnement UCITS investments have a performance target based on the Eonia (Euro Overnight Index Average), which is an interest rate computed as a weighted average of all unsecured lending transactions in the interbank market and is the reference benchmark in Euro zone money markets.  Given the foregoing, the risk of a change in value of Veolia Environnement’s UCITS investments is insignificant.  Therefore, the four criteria for qualification as a cash equivalent under paragraph 6 of IAS 7 are met.

9.
We also note your reference to the AMF Instruction dated March 6, 2006, regarding UCITS investments qualifying as cash equivalents based on the guidance in IAS 7.  Please tell us how you determine that this guidance continues to be appropriate and in compliance with the guidance in IAS 7 given the significant changes in the global economy that have occurred since the issuance date.  Please also tell us if the AMF has provided any subsequent guidance on this issue.

Response:
AMF Instruction 2005-02, originally issued on January 25, 2005, was last modified on May 4, 2009.  The Company uses the AMF guidance as one factor in its determination of the treatment of its UCITS investments.  The Company believes that this continues to be appropriate and in compliance with IAS 7.

10.
We note your statement that the UCITS instruments are highly liquid, as you have the ability to redeem these instruments everyday with no limitation.  Please tell us if you have had any difficulty in redeeming these instruments during fiscal year 2007 to date.  Please tell us if these instruments have a guaranteed daily redemption, regardless of the stated maturity date (i.e., there any instance in which you may have difficulty or be unable to redeem these instruments until the stated maturity date).

Response:	Since 2007, the Company has never encountered any difficulty in redeeming its UCITS investments, which all benefit from guaranteed daily redemption.

Note 4 Goodwill, page F-34

11.
We note your response to comment 23 in our letter dated July 12, 2010.  It is unclear how your current disclosures in Note 4 on page F-36 provide all of the disclosures required by paragraph 134(f) of IAS 36 for those cash generating units (CGUs) with key assumptions for which it is reasonably possible a change could result in the carrying amount exceeding the recoverable amount.  As previously requested:

•	Please disclose the amount by which each of these CGUs’ recoverable amounts exceeds its carrying amount. Please refer to paragraph 134(f)(i) of IAS 36.
•
Please disclose the amount assigned to each key assumption for each of these CGUs.  As noted from your response to comment 20 in our letter dated July 12, 2010, the key assumptions include the discount rate, change in activity volumes, prices and direct costs, and investments.  Please refer to paragraph 134(f)(ii) of IAS 36.

•
The amount by which the value assigned to the key assumptions must change for each identified CGU’s recoverable amount to equal the carrying amount.  Your current disclosure discloses the impact of a 1% change in two of your key assumptions.  Please refer to paragraph 134(f)(iii) of IAS 36 for guidance.

Response:
The Company notes the staff’s comments and proposes to include a table in future filings relating to CGU’s for which it is reasonably possible that a change in discount rate or perpetual growth rate could result in the carrying amount exceeding the recoverable amount.  This table will disclose the following results of sensitivity analyses and will include detail by CGU in cases where the net amount of goodwill as of the balance sheet date is above 100 million euros:

CGU	CGU1	CGU2	CGU3	Other	TOTAL

Difference between
recoverable value and
net carrying amount	x	x	x	x	x

Increase in 1 % in the
discount rate	(x)	(x)	(x)	(x)	(291)

Decrease of 1% in
Perpetual Growth Rate	(x)	(x)	(x)	(x)	(237)

Note 6 Other intangible assets, page F-38

12.
We note your response to comment 24 in our letter dated July 12, 2010.  It is unclear to us why you are unable to provide the disclosures required by paragraph 118(a) and 118(b) of IAS 36 for each of your classes of intangible assets with finite useful lives, as listed on page F-38.  Please confirm to us that you will provide the required disclosure in future filings.  If one or more classes of your intangible assets have a range of useful lives rather than one set useful life, please disclosure the range of useful lives for each class.

Response:
The Company notes the staff comments and proposes to modify its disclosure in future filings to disclose the amortization method and a range of useful lives for classes of other intangible assets as listed in Note 6 to the consolidated financial statements.

Note 7 Property, plant and equipment, page F-15

13.
We note your response to comment 25 in our letter dated July 12, 2010.  It is unclear to us why you are unable to provide the disclosures required by paragraph 73(b) of IAS 16, especially in light of the materiality of your property, plant and equipment to your consolidated financial statements.  Please confirm that you will disclose your depreciation methods for each class of property, plant and equipment.  To the extent that you use multiple methods of depreciation for one or more classes, please disclosure this fact, including an explanation for the differences and the impact these differences have on your consolidated financial statements.

Response:
The Company notes the staff comments and proposes to modify its disclosure in future filings to disclose the depreciation methods for property plant and equipment as listed in Note 7 to the consolidated financial statements.

Note 13 – Working capital, page F-52

14.
We note your response to comment 28 in our letter dated July 12, 2010.  Specifically, we note that you did not believe information regarding the movements in inventories, operating receivables and operating payables was relevant to an investor.  It is unclear how you arrived at this conclusion, considering operating receivables is your largest asset and is material to current assets.  As such, we continue to request that you provide the movements in working capital for each period presented, especially as it relates to operating receivables, as your most significant asset.

Response:	The Company notes the staff’s comment and will provide the requested information in future filings.

Note 22 Income tax expense, page F-75

15.
We note your response to comment 32 in our letter dated July 12, 2010.  As previously requested, please provide investors with an understanding of each of the items listed in the effective tax rate reconciliation either in your footnote disclosure or within MD&A.

Response:	The Company notes staff’s comments and in future filings will provide additional commentary with respect to the material items listed in its effective tax rate table contained on page F-75.

Note 29 Financial risk management, page F-94

29.1 Market risk management, page F-94

16.
We note your response to comment 33 in our letter dated July 12, 2010.  Please explain to us how a 0.5% increase in interest rates would result in a corresponding increase to equity.  We would have assumed an increase in your interest rates would have resulted in a decrease in equity via an increase in interest expense.  Please revise your disclosures in future filings accordingly.

Response:
In accordance with IAS 39, the Company has designated cash flow hedge (CFH) relationships and applies CFH accounting. The effective portion of the change in fair value of the hedging derivatives is recognized in equity (OCI). A 0.5% increase in interest rate would result in a €25 million increase in equity (OCI) arising from the effective portion of the change in fair value of the CFH hedging derivatives.   As disclosed in the same sentence, the €25 million increase in equity would be partially offset by the €15 million decrease in net income.

Note 30 Employee benefit obligation, page F-106

Pension plans and other post-employment benefits, page F-109

17.
We note your response to comment 35 in our letter dated July 12, 2010.  In accordance with paragraph 120A(b) of IAS 19, please provide a more detailed description of the material terms of your most significant defined benefit pension plans.  Please also disclose that you are presenting financial information for your defined benefit pension plans based on the material different risks.  Your disclosure of the material terms of your significant defined benefit pension plans should include information about the risks associated with those plans.  Please refer to paragraph 122(b) of IAS 19 for guidance.

Response:
The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2009 of €988 million (and plan assets of €857 million) and in France with a pension obligation as of December 31, 2009 of €478 million (and plan assets of €127 million).

In the UK, pension obligations relate to several plans, mainly to final salary defined benefit plans that are funded through an independent pension fund. Most of these plans are closed to new entrants. The duration of these plans is 19 years.

In France, more than 75% of the liabilities relate to retirement indemnities (legally required payments) paid in a lump sum. These indemnities typically represent 4 to 6 months of pay and are legally required by the applicable collective-bargaining agreement to be paid at the time the employee retires. The duration of these plans is approximately 10 years. A portion of these liabilities is financed through insurers’ funds.

[The Company will include the foregoing descriptions in future filings to the extent they remain accurate and material.]

The Company has provided disclosure on the material risks related to defined benefit pension plans on page F-113 of the 2009 Form 20-F, including sensitivities to changes in the discount rate, the inflation rate and the expected rate of return assumption.  The Company has also provided disclosure on the same page relating to assumptions in respect of the possible impact of health insurance costs on post employment benefit obligations.

***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s general secretary, Mr. Olivier Orsini, at +33 1 71 75 01 21, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 60.

Very truly yours,

/s/ Pierre-François Riolacci

Pierre-François Riolacci

Chief Financial Officer

cc:  Olivier Orsini, General Secretary
Veolia Environnement
Andrew Bernstein, Partner
Cleary Gottlieb Steen & Hamilton LLP